EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

March 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald E. Alper

RE:	HF2 Financial Management Inc. Registration Statement on Form S-1 (File No. 333-186264)

Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of HF2 Financial Management, Inc., hereby advises that copies of the Preliminary Prospectus, dated March 18, 2013, were distributed on or about March 19, 2013, as follows:

61 to individual investors;

568 to FINRA members (which included 8 prospective underwriters and selected dealers); and

173 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated March 18, 2013, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director